Exhibit 99.1

Okeanis Eco Tankers Corp. Reports Financial Results for the Fourth Quarter and Twelve-Month Period of 2024

ATHENS, GREECE, February 19, 2025 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the fourth quarter and twelve-month period of 2024, which are attached to this press release.

Financial performance of the Fourth Quarter Ended December 31, 2024

•	Revenues of $85.2 million in Q4 2024, compared to $91.7 million in Q4 2023.
•	Profit of $13.2 million in Q4 2024, compared to $21.3 million in Q4 2023.
•	Vessel operating expenses of $9.6 million in Q4 2024, compared to $10.6 in Q4 2023.
•	Earnings per share of $0.41 in Q4 2024, compared to $0.66 in Q4 2023.
•	Cash (including restricted cash) of $54.3 million as of December 31, 2024, compared to $54.9 million as of December 31, 2023.

Financial performance of the Twelve Months Ended December 31, 2024

•	Revenues of $393.2 million in 12M 2024, compared to $413.1 million in 12M 2023.
•	Profit of $108.9 million in 12M 2024, compared to $145.2 million in 12M 2023.
•	Vessel operating expenses of $42.4 million in 12M 2024, compared to $41.7 in 12M 2023.
•	Earnings per share of $3.38 in 12M 2024, compared to $4.51 in 12M 2023.

Alternative performance metrics and market developments

•	Time charter equivalent (“TCE”, a non-IFRS measure) revenue of $49.4 million in Q4 2024.
•	EBITDA* and Adjusted EBITDA* (non-IFRS measures*) of $35.2 million and $37.1 million, respectively, in Q4 2024.
•	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) of $13.0 million or $0.41 per basic and diluted share in Q4 2024.
•	Fleetwide daily TCE rate of $39,000 per operating day in Q4 2024; VLCC and Suezmax TCE rates of $38,500 and $39,600 per operating day, respectively, in Q4 2024.
•	Daily vessel operating expenses (“Daily Opex”, a non-IFRS measure*) of $8,321 per calendar day, including management fees, in Q4 2024.
•	In Q1 2025 to date, 81% of the available VLCC spot days have been booked at an average TCE rate of $39,100 per day and 77% of the available Suezmax spot days have been booked at an average TCE rate of $33,400 per day.

Declaration of Q4 2024 dividend

The Company’s board of directors declared a dividend of $0.35 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on March 17, 2025, to shareholders of record as of March 3, 2025. The common shares will be traded ex-dividend on the NYSE as from and including March 3, 2025, and the common shares will be traded ex-dividend on the Oslo Børs as from and including February 28, 2025. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about March 20, 2025.

*The Company uses certain financial information calculated on a basis other than in accordance with IFRS, including Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this report.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Thursday February 20, 2025 to discuss the Q4 2024 and 12M 2024 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 860103

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/655744857

An audio replay of the conference call will be available on our website:

https://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

OKEANIS
ECO TANKERS

FOURTH QUARTER AND TWELVE MONTH PERIOD 2024

CONDENSED FINANCIAL RESULTS

Okeanis Eco Tankers Corp. Reports Financial Results for the Fourth Quarter and Twelve-Month Period of 2024

ATHENS, GREECE, February 19, 2025 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the fourth quarter and twelve-month period of 2024.

Financial performance of the Fourth Quarter Ended December 31, 2024

•	Revenues of $85.2 million in Q4 2024, compared to $91.7 million in Q4 2023.

•	Profit of $13.2 million in Q4 2024, compared to $21.3 million in Q4 2023.
•	Vessel operating expenses of $9.6 million in Q4 2024, compared to $10.6 in Q4 2023.

•	Earnings per share of $0.41 in Q4 2024, compared to $0.66 in Q4 2023.

•	Cash (including restricted cash) of $54.3 million as of December 31, 2024, compared to $54.9 million as of December 31, 2023.

Financial performance of the Twelve Months Ended December 31, 2024

•	Revenues of $393.2 million in 12M 2024, compared to $413.1 million in 12M 2023.

•	Profit of $108.9 million in 12M 2024, compared to $145.3 million in 12M 2023.
•	Vessel operating expenses of $42.4 million in 12M 2024, compared to $41.7 in 12M 2023.

•	Earnings per share of $3.38 in 12M 2024, compared to $4.51 in 12M 2023.

Alternative performance metrics and market developments

•	Time charter equivalent (“TCE”, a non-IFRS measure) revenue of $49.4 million in Q4 2024.

•	EBITDA* and Adjusted EBITDA* (non-IFRS measures*) of $35.2 million and $37.1 million, respectively, in Q4 2024.

•	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) of $13.0 million or $0.41 per basic and diluted share in Q4 2024.

•	Fleetwide daily TCE rate of $39,000 per operating day in Q4 2024; VLCC and Suezmax TCE rates of $38,500 and $39,600 per operating day, respectively, in Q4 2024.

•	Daily vessel operating expenses (“Daily Opex”, a non-IFRS measure*) of $8,321 per calendar day, including management fees, in Q4 2024.

•	In Q1 2025 to date, 81% of the available VLCC spot days have been booked at an average TCE rate of $39,100 per day and 77% of the available Suezmax spot days have been booked at an average TCE rate of $33,400 per day.

Declaration of Q4 2024 dividend

The Company’s board of directors declared a dividend of $0.35 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be paid on March 17, 2025, to shareholders of record as of March 3, 2025. The common shares will be traded ex-dividend on the NYSE as from and including March 3, 2025, and the common shares will be traded ex-dividend on the Oslo Børs as from and including February 28, 2025. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about March 20, 2025.

Financial results overview

		Q4 2024	Q4 2023	12M 2024	12M 2023	YoY Change
Commercial	VLCC Daily TCE*	$38,500	$45,200	$56,100	$61,700	(9)%
Performance	Suezmax Daily TCE*	$39,600	$45,600	$48,900	$55,900	(13)%
USD per day	Fleetwide Daily TCE*	$39,000	$45,400	$52,900	$59,300	(11)%
	Fleetwide Daily Opex (incl. mgmt. fees)*	$8,321	$9,105	$9,181	$9,069	1%
	Time Charter Coverage***	-	11%	-	20%	(100)%

		Q4 2024	Q4 2023	12M 2024	12M 2023	YoY Change
Income	TCE Revenue*	$49.4	$58.4	$262.0	$297.8	(12)%
Statement	Adjusted EBITDA*	$37.1	$44.2	$204.1	$241.5	(15)%
USDm excl. EPS	Adjusted Profit*	$13.0	$20.4	$107.3	$145.0	(26)%
	Adjusted Earnings Per Share*	$0.41	$0.63	$3.33	$4.50	(26)%

		December 31, 2024	December 31, 2023	YoY Change
Balance Sheet	Total Interest Bearing Debt	$645.6	$693.3	(7)%
USDm	Total Cash (incl. Restricted Cash)	$54.3	$54.9	(1)%
	Total Assets	$1,082.1	$1,129.1	(4)%
	Total Equity	$410.4	$408.1	1%
	Leverage**	59%	61%	(3)%

*The Company uses certain financial information calculated on a basis other than in accordance with IFRS, including Daily TCE, EBITDA, Adjusted EBITDA, Adjusted profit, Adjusted earnings per share, and Daily Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this report.

**Leverage is calculated as net debt (total debt minus cash and cash equivalents) over net debt plus equity.

***Time charter agreements less than 90 days are depicted as spot voyages.

Key information and management commentary

•	The Company paid a dividend of approximately $14.5 million, or $0.45 per share, in December 2024.

•	TCE revenue in Q4 2024 decreased by 15%, compared to Q4 2023, primarily due to a corresponding decline in TCE rates.

•	Voyage expenses for Q4 2024 of $35.0 million, up from $32.2 million in Q4 2023. The 9% increase is mostly attributable to the higher spot exposure.

•	Interest and finance costs for Q4 2024 of $12.3 million, down from $15.1 million in Q4 2023. The decrease is mainly due to a decrease in total indebtedness, excluding deferred financing fees, from $693.3 million in the twelve months ended December 31, 2023 to $645.6 million in the twelve months ended December 31, 2024, along with a decrease in the margin payable under our existing loans.

•	The Company recorded a profit of $13.2 million in Q4 2024, compared to a profit of $21.3 million in Q4 2023. The decrease derives mainly from the lower revenues generated from operations.

Fleet

As of December 31, 2024, the Company’s fleet was comprised of the following 14 vessels with an average age of 5.4 years and aggregate capacity of approximately 3.5 million deadweight tons:

•	six Suezmax vessels with an average age of 6.3 years; and

•	eight VLCC vessels with an average age of 4.7 years.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Thursday February 20, 2025 to discuss the Q4 2024 and 12M 2024 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 860103

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/655744857

An audio replay of the conference call will be available on our website:

https://www.okeanisecotankers.com/reports/

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2024	2023	2024	2023
Revenue	$85,189,520	$91,670,520	$393,229,831	$413,096,606

Operating expenses
Commissions	(841,567)	(1,026,026)	(3,997,596)	(5,757,159)
Voyage expenses	(34,964,214)	(32,219,988)	(127,196,305)	(109,559,239)
Vessel operating expenses	(9,558,439)	(10,568,601)	(42,434,258)	(41,742,285)
Management fees - related party	(1,159,200)	(1,159,200)	(4,611,600)	(4,599,000)
Depreciation and amortization	(10,364,174)	(10,277,065)	(41,134,237)	(40,382,628)
General and administrative expenses	(1,563,364)	(2,506,628)	(10,910,862)	(9,933,373)
Total operating expenses	$(58,450,958)	$(57,757,508)	$(230,284,858)	$(211,973,684)
Operating profit	$26,738,562	$33,913,012	$162,944,973	$201,122,922

Other income / (expenses)
Interest income	656,520	906,536	3,445,203	4,104,564
Interest and other finance costs	(12,312,194)	(15,095,290)	(57,052,680)	(61,179,066)
Unrealized gain/ (loss), net on derivatives	149,133	857,614	(291,873)	229,373
Realized (loss)/ gain, net on derivatives	(1,254,413)	(24,739)	(1,264,750)	300,262
Gain from modification of loans	-	-	1,828,959	-
Foreign exchange (loss)/ gain	(783,013)	703,301	(746,562)	672,969
Total other expenses	$(13,543,967)	$(12,652,578)	$(54,081,703)	$(55,871,898)

Profit for the period	$13,194,595	$21,260,434	$108,863,270	$145,251,024

Other comprehensive loss	(6,005)	(1,302)	(6,005)	(1,302)
Total comprehensive income for the period	$13,188,590	$21,259,132	$108,857,265	$145,249,722

Profit attributable to the owners of the Group	$13,194,595	$21,260,434	$108,863,270	$145,251,024
Total comprehensive income attributable to the owners of the Group	$13,188,590	$21,259,132	$108,857,265	$145,249,722

Earnings per share - basic & diluted	$0.41	$0.66	$3.38	$4.51
Weighted average no. of shares - basic & diluted	32,194,108	32,194,108	32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

USD	As of December 31, 2024	As of December 31, 2023
ASSETS
Non-current assets
Vessels, net	$958,597,520	$988,068,180
Other fixed assets	80,206	87,252
Restricted cash	4,510,000	3,010,000
Total non-current assets	$963,187,726	$991,165,432
Current assets
Inventories	$24,341,665	$25,354,017
Trade and other receivables	39,755,029	57,336,089
Claims receivable	242,576	115,528
Prepaid expenses and other current assets	4,794,022	3,037,366
Derivative financial instruments	-	229,373
Current portion of restricted cash	434,927	1,884,852
Cash & cash equivalents	49,343,664	49,992,391
Total current assets	$118,911,883	$137,949,616
TOTAL ASSETS	$1,082,099,609	$1,129,115,048
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	$32,890	$32,890
Additional paid-in capital	14,501,517	121,064,014
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(35,913)	(29,908)
Retained earnings	400,512,351	291,649,081
Total shareholders’ equity	$410,426,916	$408,132,148
Non-current liabilities
Long-term borrowings, net of current portion	$598,957,333	$615,333,863
Retirement benefit obligations	44,795	32,692
Total non-current liabilities	$599,002,128	$615,366,555
Current liabilities
Trade payables	$19,479,005	$23,522,506
Accrued expenses	5,909,316	3,485,042
Current accounts due to related parties	530,030	659,974
Derivative financial instruments	62,500	-
Current portion of long-term borrowings	46,689,714	77,948,823
Total current liabilities	$72,670,565	$105,616,345
TOTAL LIABILITIES	$671,672,693	$720,982,900
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	$1,082,099,609	$1,129,115,048

Unaudited condensed consolidated statement of changes in shareholders’ equity

USD, except share amounts	Number of shares	Share capital	Additional paid-in capital	Treasury Shares	Other Reserves	Retained Earnings	Total
Balance - January 1, 2023	32,194,108	$32,890	$280,424,849	$(4,583,929)	$(28,606)	$146,398,057	$422,243,261
Profit for the year	-	-	-	-	-	145,251,024	145,251,024
Capital distribution	-	-	(159,360,835)	-	-	-	(159,360,835)
Other comprehensive loss for the year	-	-	-	-	(1,302)	-	(1,302)
Balance – December 31, 2023	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148

Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the year	-	-	-	-	-	108,863,270	108,863,270
Capital distribution	-	-	(106,562,497)	-	-	-	(106,562,497)
Other comprehensive loss for the year	-	-	-	-	(6,005)	-	(6,005)
Balance – December 31, 2024	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916

Unaudited condensed consolidated statements of cash flows

	For the Three months ended December,		For the Twelve months ended December,
USD	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$13,194,595	$21,260,434	$108,863,270	$145,251,024

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	10,364,174	10,277,065	41,134,237	40,382,628
Interest expense	12,082,217	14,827,418	53,628,356	58,680,985
Amortization of loan financing fees and loan modification gain	329,132	246,587	2,263,416	1,994,191
Unrealized (gain)/ loss, net on derivatives	(349,833)	(354,074)	91,173	(20,135)
Interest income	(656,520)	(906,536)	(3,445,203)	(4,104,564)
Unrealized foreign exchange loss/ (gain)	1,098,524	(664,180)	1,107,810	(712,765)
Gain from modification of loans	-	-	(1,828,959)	-
Other non-cash items	(6,005)	(9,595)	(6,005)	(43,323)
Total reconciliation adjustments	$22,861,689	$23,416,685	$92,944,825	$96,177,017

Changes in working capital:
Trade and other receivables	4,208,851	(19,697,846)	17,674,147	(5,853,175)
Prepaid expenses and other current assets	(1,966,375)	(1,204,973)	(1,902,362)	(824,682)
Inventories	1,707,248	(1,110,339)	1,012,352	(8,343,486)
Trade payables	2,765,193	(1,568,836)	(4,470,575)	10,958,162
Accrued expenses	609,427	(71,859)	2,398,299	(530,625)
Deferred revenue	-	(1,790,250)	-	(4,255,500)
Claims receivables	(242,576)	(5,332)	(127,048)	(7,137)
Due to related parties	48,898	223,634	(129,944)	659,974
Due from related parties	-	-	-	449,629
Total changes in working capital	$7,130,666	$(25,225,801)	$14,454,869	$(7,746,840)
Interest paid	(12,565,112)	(15,605,318)	(53,444,573)	(59,649,091)
Net cash provided by operating activities	$30,621,838	$3,846,000	$162,818,391	$174,032,110

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	1,874,670	674,033	1,449,925	2,032,927
Increase in restricted cash	-	-	(1,500,000)	-
Dry-dock expenses	(5,522,630)	(1,886,973)	(11,189,402)	(3,306,052)
Interest received	547,928	511,197	3,299,288	2,233,711
Net cash (used in) / provided by investing activities	$(3,100,032)	$(701,743)	$(7,940,189)	$960,586

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	-	-	199,260,000	197,000,000
Repayments of long-term borrowings	(11,931,068)	(11,011,655)	(246,117,877)	(243,355,165)
Capital distribution	(14,487,349)	(19,316,465)	(106,562,497)	(159,360,835)
Payments of loan financing fees	-	-	(1,259,319)	(1,350,000)
Net cash used in financing activities	$(26,418,417)	$(30,328,120)	$(154,679,693)	$(207,066,000)
Effects of exchange rate changes of cash held in foreign currency	(902,877)	674,824	(847,236)	719,818
Net change in cash and cash equivalents	1,103,389	(27,183,863)	198,509	(32,073,304)
Cash and cash equivalents at beginning of year	49,143,152	76,501,430	49,992,391	81,345,877
Cash and cash equivalents at end of year	$49,343,664	$49,992,391	$49,343,664	$49,992,391

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Group evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, Daily TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss) and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated TCE rates and time charter equivalent revenue, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate and time charter equivalent revenue are not measures of revenue under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “time charter equivalent revenue”), by the number of operating days (calendar days less scheduled and unscheduled aggregate technical off-hire days less off-hire days due to unforeseen circumstances) during that period. Our calculation of the TCE rate and time charter equivalent revenue may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical circumstances. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate and time charter equivalent revenue because they provide a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels and in evaluating our financial performance. We believe the TCE rate and time charter equivalent revenue provide additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet and in evaluating their financial performance. The TCE rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance, and management believes that the TCE rate and time charter equivalent revenue provide meaningful information to our investors.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2024	2023	2024	2023
Revenue	$85,189,520	$91,670,520	$393,229,831	$413,096,606
Voyage expenses	(34,964,214)	(32,219,988)	(127,196,305)	(109,559,239)
Commissions	(841,567)	(1,026,026)	(3,997,596)	(5,757,159)
Time charter equivalent revenue	$49,383,739	$58,424,506	$262,035,930	$297,780,208
Calendar days	1,288	1,288	5,124	5,110
Off-hire days	(21)	-	(170)	(87)
Operating days	1,267	1,288	4,954	5,023
Daily TCE	$38,980	$45,361	$52,898	$59,281

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2024	2023	2024	2023
Vessel operating expenses	$9,558,439	$10,568,601	$42,434,258	$41,742,285
Management fees	1,159,200	1,159,200	4,611,600	4,599,000
Total vessel operating expenses	$10,717,639	$11,727,801	$47,045,858	$46,341,285
Calendar days	1,288	1,288	5,124	5,110
Daily Opex	$8,321	$9,105	$9,181	$9,069
Daily Opex excluding management fees	$7,421	$8,205	$8,281	$8,169

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, and (gain)/loss from loan modifications. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss) and gain/(loss) on disposal of vessels. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of revenues under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings provide additional meaningful information in conjunction with profit, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2024	2023	2024	2023
Profit for the period	$13,194,595	$21,260,434	$108,863,270	$145,251,024
Depreciation and amortization	10,364,174	10,277,065	41,134,237	40,382,628
Interest and finance costs	12,312,194	15,095,290	57,052,680	61,179,066
Interest income	(656,520)	(906,536)	(3,445,203)	(4,104,564)
EBITDA	$35,214,443	$45,726,253	$203,604,984	$242,708,154
Unrealized (gain)/ loss, net on derivatives	(149,133)	(857,614)	291,873	(229,373)
Realized loss/ (gain), net on derivatives	1,254,413	24,739	1,264,750	(300,262)
Gain from modification of loans	-	-	(1,828,959)	-
Foreign exchange loss/ (gain)	783,013	(703,301)	746,562	(672,969)
Adjusted EBITDA	$37,102,736	$44,190,077	$204,079,210	$241,505,550

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2024	2023	2024	2023
Profit for the period	$13,194,595	$21,260,434	$108,863,270	$145,251,024
Gain on modification of loans	-	-	(1,828,959)	-
Unrealized (gain)/ loss, net on derivatives	(149,133)	(857,614)	291,873	(229,373)
Adjusted Profit	$13,045,462	$20,402,820	$107,326,184	$145,021,651
Weighted average number of common shares outstanding in the period	32,194,108	32,194,108	32,194,108	32,194,108
Adjusted earnings per share, basic and diluted	$0.41	$0.63	$3.33	$4.50

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.